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                                                            EXHIBIT NO. 23.02


                        CONSENT OF INDEPENDENT AUDITORS



To the General Partner
  of Quadriga Superfund, L.P.:


We consent to the use of our report dated March 18, 2002, except for the ninth and tenth paragraphs of note 1, which are as of July 31, 2002, relating to the statement of financial condition of Quadriga Capital Management, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the period from March 27, 2001 to December 31, 2001; and our report dated August 6, 2002 relating to the statement of assets and liabilities of Quadriga Superfund, L.P. Series A and B as of August 5, 2002 and the related statements of operations, changes in net assets, and cash flows for the period from May 3, 2002 to August 5, 2002 included herein and to the reference to our Firm under the heading "Experts."



                        KPMG LLP

Chicago, Illinois
October 8, 2002